[DATARAM LOGO]



                       DATARAM CORPORATION



                       2007 ANNUAL REPORT
























Table of Contents

1  Chairman's Letter

2  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

6  Financial Review

20 Selected Financial Data









[PICTURE OF ROBERT TARANTINO]

Chairman's Letter


To Our Shareholders:

The last fiscal year has been a challenging year for the Company. While we generated net earnings of $770,000 or $0.09 per share, our revenue and earnings expectations were not met. Revenues for fiscal 2007 totaled $38.4 million versus $41.8 million for the prior fiscal year. The overall decline in revenue came primarily from reduced sales to one OEM customer, with which the Company no longer transacts business. Revenues derived from sales to this customer were $3.0 million in fiscal 2006, substantially all of which was in the first quarter of that fiscal year. More importantly, our revenues were adversely impacted by a decline in average selling prices. The Company's average selling price per gigabyte declined by approximately 25% in fiscal 2007 compared to the prior year. This decline in selling prices was especially severe in our fourth quarter, as our average selling prices were lower by approximately 13 percent from third quarter levels primarily due to the well-publicized decline in the price of DRAM chips. DRAM chips account for approximately 75% of our product cost.

In order to better align our expenses with our revenues, we initiated a reduction in our cost structure in the fourth quarter. We reduced our workforce by approximately 14 percent, which resulted in a pretax charge of $320,000 in the fourth quarter that consisted primarily of a provision for severance payments. The operational efficiencies achieved by this action are expected to generate approximately $900,000 in annual cost savings.

Slightly more than a year ago, we expanded our sales team and focused our sales and marketing resources back on the underlying principles that built our compatible memory business, which comprises 77% of our total business.
Our strategy is to expand our customer base by focusing on creating demand at the source with value added resellers and end-users. This strategy is working. In spite of the precipitous decline in selling prices, our revenues for our compatible memory offerings increased by 1% from the prior fiscal year. We are confident that we will achieve further success with this model in the upcoming year. It is more difficult to expand our OEM business because of the long selling cycle involved. However, we are actively working new opportunities and look for progress in this area of the business as well.

Despite the significant challenges, we operated profitably and our already strong financial condition continued to improve. For fiscal 2007, we achieved:

* Net earnings of $770,000.

* Cash flow generated from operating activities of $1.7 million.

* Dividends paid totaling $2.1 million.

* A current ratio of 9.3, with cash and equivalents increasing to $14.1 million.

As we enter the new fiscal year, we are optimistic that we will see improved financial performance in fiscal 2008. We believe we have made the changes necessary to be operationally profitable. Our selling prices remain under pressure. However, our fiscal 2008 operating margin to date is running ahead of our plan. Our financial condition is strong and we remain highly liquid.

Our Board of Directors is committed to increasing shareholder value. In May, 2005, the Company's Board of Directors initiated a regular quarterly cash dividend. Subsequently, the Board of Directors approved a 20% increase to the quarterly dividend, which now stands at $0.06 per common share. On May 30, 2007, the Board of Directors declared the latest $0.06 per share quarterly dividend.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.



July 10, 2007

Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer


                              Page 1




Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram is a developer, manufacturer and marketer of large capacity memory products primarily used in high performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers ("OEMs") and compatible memory for leading brands including Dell, HP, IBM, Silicon Graphics and Sun Microsystems. The Company also manufactures a line of memory products for Intel and AMD motherboard based servers.

The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has a manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory ("DRAM") chips. The purchase cost of DRAM chips typically represents approximately 75% of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.

Years Ended April 30,                   2007       2006      2005
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           76.6       70.5      75.8
                                       _____      _____     _____

Gross profit                            23.4       29.5      24.2

Engineering and development              3.2        2.7       2.0

Selling, general and administrative     25.0       22.0      16.2
                                       _____      _____     _____

Earnings (loss) from operations         (4.8)       4.8       6.0

Other income, net                        8.0        5.8       0.3
                                       _____      _____     _____

Earnings before income
tax expense (benefit)                    3.2       10.6       6.3

Income tax expense (benefit)             1.2        4.0      (3.9)
                                       _____      _____     _____

Net earnings                             2.0        6.6      10.2
                                       =====      =====     =====


Fiscal 2007 Compared With Fiscal 2006


Revenues for fiscal 2007 were $38.4 million compared to $41.8 million in fiscal 2006. The decline in revenues came primarily from reduced sales to one OEM customer, with which the Company no longer transacts business. Revenues derived from sales to this customer were $3.0 million in fiscal 2006, substantially all of which was in the first quarter of the fiscal year. Revenues were also adversely impacted by a decline in average selling prices. The Company's average selling price per gigabyte declined by approximately
25% in fiscal 2007 compared to the prior year. However, the decrease in average selling price was offset by higher volume, measured as gigabytes shipped.

Revenues for the fiscal years ended April 30, 2007 and 2006 by geographic region were:

                                           Year ended           Year ended
                                         April 30, 2007       April 30, 2006
                                       ________________     ________________
United States                          $     27,583,000     $     29,321,000
Europe                                        6,484,000            9,151,000
Other(principally Asia Pacific Region)        4,337,000            3,323,000
                                       ________________     ________________
Consolidated                           $     38,404,000     $     41,795,000
                                       ================     ================

During the fourth quarter of fiscal 2007, the Company initiated a reduction of its cost structure. As part of the cost reduction initiative, the Company reduced its workforce by approximately 14 percent, which resulted in a pretax severance charge of $320,000. Of this amount $55,000 has been charged to cost of sales and $265,000 has been charged to selling, general and administrative expense.

Cost of sales was $29.4 million in fiscal 2007 or 76.6 percent of revenues compared to $29.5 million or 70.5 percent of revenues in fiscal 2006. Fiscal 2006 cost of sales as a percentage of revenues is considered by management to be lower than normal and primarily results from higher than expected sales of certain large capacity memory products, which typically command higher margins. Management expects that cost of sales as a percentage of revenues will generally be approximately 75%, which is in line with its historical norm. Fluctuations either up or down of 3% or less in any given period are not unusual and can result from many factors, some of which are a rapid change in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix. Fiscal 2007 cost of sales included royalty expense of approximately $119,000, or 0.3% of revenues compared to $173,000, or 0.4% of revenues in fiscal 2006. Management believes it is reasonable to assume that future royalty expense will be generally in line with fiscal year 2007 royalty expense as a percentage of revenues.

Engineering and development costs amounted to $1.2 million in fiscal 2007 and $1.1 million in fiscal 2006. Management believes levels of expenditures in both fiscal years are within a normal range and expects that fiscal 2008 expenditures will remain within the same range. The Company maintains its commitment to the timely introduction of new memory products.

Selling, general and administrative costs were $9.6 million in fiscal 2007 versus $9.2 million in fiscal 2006. This increase in expense is primarily the result of stock based compensation expense of $440,000 recorded in fiscal
2007 versus nil in fiscal 2006. Additionally, a $265,000 provision for severance related to the aforementioned reduction in workforce was recorded.

Other income, net for fiscal year 2007 totaled $3.1 million versus $2.4 million in fiscal 2006. Other income in fiscal 2007 included $2.3 million received from a DRAM manufacturer related to a settlement agreement that the Company entered into in the second quarter. In fiscal 2007 the Company also received $712,000 of net interest income and realized approximately $97,000 of foreign currency transaction gains. Fiscal 2006 other income included approximately $1.9 million of gain from the sale of the Company's undeveloped land, $455,000 of net interest income and $65,000 of foreign currency transaction losses.

Income tax expense for fiscal 2007 was $450,000 versus $1.7 million in fiscal 2006. As of April 30, 2007, the Company has a net operating loss ("NOL") carryforward of approximately $5.1 million, which can be used to offset future taxable income. In April 2007, after review of its operating results and operating plans, management concluded that it remains more likely than not that the Company will utilize all of its NOL carryforwards.

                              Page 2



Fiscal 2006 Compared With Fiscal 2005


Revenues for fiscal 2006 were $41.8 million compared to $65.7 million in fiscal 2005. The decline in revenues came primarily from reduced sales to one OEM customer that was experiencing financial difficulties. Revenues derived from sales to this customer were $3.0 million in fiscal 2006 compared to $21.9 million in fiscal 2005. Fiscal 2006 sales to this customer occurred in the Company's first fiscal quarter ended July 31, 2005. Revenues were also adversely impacted by a decline in average selling prices. The Company's average selling price per gigabyte declined by approximately 22% in fiscal 2006 compared to the prior year. This was primarily related to lower average prices of DRAM chips. The Company's average price paid per DRAM was approximately 35% lower in fiscal 2006 than fiscal 2005.

Cost of sales was $29.5 million in fiscal 2006 or 70.5 percent of revenues compared to $49.8 million or 75.8 percent of revenues in fiscal 2005. Fiscal 2006 cost of sales as a percentage of revenues is considered by management to be lower than normal and primarily resulted from higher than expected sales of certain large capacity memory products, which typically command higher margins. Fiscal 2006 cost of sales included royalty expense of approximately $173,000, or 0.4% of revenues compared to $469,000, or 0.7% of revenues in fiscal 2005.

Engineering and development costs amounted to $1.1 million in fiscal 2006 and $1.3 million in fiscal 2005.

Selling, general and administrative costs were $9.2 million in fiscal 2006 versus $10.7 million in fiscal 2005. This reduction in expense was primarily the result of reduced salary and employee related costs due to reduced workforce. Approximately $257,000 of the expense reduction was from reduced levels of depreciation and amortization expenses of certain assets, primarily leasehold improvements.

Other income, net for fiscal year 2006 totaled $2.4 million versus $202,000 in fiscal 2005. Fiscal 2006 other income included approximately $1.9 million of gain on the sale of the Company's undeveloped land, $455,000 of net interest income and $65,000 of foreign currency transaction losses. Fiscal 2005 other income, net consisted primarily of $94,000 of net interest income, $75,000 of gains on sale of certain assets and $33,000 of foreign currency transaction gains.

Income tax expense (benefit) for fiscal 2006 was $1.7 million versus ($2.6 million) in fiscal 2005. In April, 2005, management concluded that it was more likely than not that the Company would utilize all of its NOL carry forwards. As a result, fiscal 2005 income tax benefit includes a reversal of the valuation allowance, totaling approximately $2.6 million, that the Company had previously placed on its NOL carryforwards.

Liquidity and Capital Resources

The Company's cash and working capital position remains strong. Working capital at the end of fiscal 2007 amounted to $21.3 million, including cash and cash equivalents of $14.1 million, compared to working capital of $21.4 million, including cash and cash equivalents of $14.0 million at the end of fiscal 2006. Current assets at the end of fiscal 2007 were 9.3 times current liabilities compared to 8.9 at the end of fiscal 2006.

Trade receivables at the end of fiscal 2007 were $4.7 million compared to fiscal 2006 year-end trade receivables of $4.9 million.

The Company generated $1.7 million of cash flows from operating activities primarily as a result of net earnings of $770,000, increased by the non-cash deferred tax expense of $269,000, depreciation and amortization expense of $383,000, reduced by excess tax benefits from sale of common shares under the Company's stock option plan of $113,000. Net changes in assets and liabilities decreased cash flows from operating activities by $73,000. Cash used in investing activities totaled $320,000 and consisted primarily of additions of property and equipment. Cash used in financing activities totaled $1.3 million and consisted primarily of dividends paid totaling approximately $2.1 million, offset by proceeds from stock option exercises of $651,000.

Capital expenditures were $320,000 in fiscal 2007 compared to $480,000 in fiscal 2006. Fiscal 2008 capital expenditures are expected to total approximately $500,000. At the end of fiscal 2007, contractual commitments for capital purchases were zero.

On December 4, 2002 the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2007, the total number of shares authorized for purchase under the program is 172,196 shares. In fiscal 2007, the Company did not repurchase any shares of its common stock. In fiscal 2006, the Company repurchased 51,450 shares of its common stock at a total price of approximately $230,000.

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5 million revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2.5 million per year from $1.0 million per year without prior waiver. The agreement was scheduled to expire on June 21, 2006. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August
15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2007.

Management believes that the Company's cash flows generated from operations will be sufficient to meet short-term liquidity needs as the Company does not expect any unforeseen demands beyond general operating requirements for cash. Management further believes that its working capital together with internally generated funds from its operations and its bank line of credit are adequate to finance the Company's long term operating needs and future capital requirements.
                              Page 3



On December 29, 2005, the Company closed on an agreement entered into in fiscal 2003 to sell its undeveloped land. The purchase price was $3,075,000 of which half, or $1,537,500, was paid in the form of a note, that accrued interest, payable monthly at 5% per annum for a period of one year and 7.5% per annum thereafter. The note was secured by a mortgage. Of the remainder, $250,000 had been previously paid as deposits and $1,253,000, which was net of closing costs, was received in cash at closing. The note receivable is treated as a non-cash transaction in the 2006 Consolidated Statements of Cash Flows. Subsequent to the end of fiscal 2007, the note was paid in full and the mortgage released.

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2007 are as follows:


                                        Operating leases
Year ending April 30:                   ________________
2008                                 $      490,000
2009                                        403,000
2010                                        411,000
2011                                        365,000
2012                                         34,000
Thereafter                                        0
                                        ________________
                                     $    1,703,000
                                        ================

Purchases

At April 30, 2007, the Company had open purchase orders outstanding totaling $2.2 million primarily for inventory items to be delivered in the first quarter of fiscal 2008. These purchase orders are cancelable.

Inflation

Inflation has not had a significant impact on the Company's revenues and operations.


New Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151, amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement were effective for the Company beginning May 1, 2006, and had no material effect on the Company's consolidated financial statements and cash flows for fiscal 2007.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company beginning with the first quarter of fiscal 2008, with the cumulative effect, if any, upon adoption of FIN48 to be recorded as an adjustment to opening retained earnings. The Company does not expect that the adoption of FIN 48 will have a material effect on its consolidated financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application for the first interim period of the same fiscal year is encouraged. The application of SAB 108 in fiscal 2007 did not have a material effect on our financial results.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year 2008. The Company does not believe that application of SFAS No. 157 will have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company does not believe that application of SFAS No. 159 will have a material effect on its consolidated financial statements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission ("SEC") published a Commission Statement in the form of Financial Reporting Release No. 60 which requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition- Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.


                              Page 4



Stock Option Expense - In December 2004, SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") was issued. SFAS 123(R) revises SFAS 123 and supersedes APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123, as originally issued in 1995, established as preferable a fair value-based method of accounting for share-based payment transactions with employees. However, SFAS 123 as amended permitted entities the option of continuing to apply the intrinsic value method under APB 25 that the Company had been using, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair value-based method been used. SFAS 123(R) requires that the compensation cost relating to all share-based payment transactions, including employee stock options, be recognized in the historical financial statements. That cost is measured based on the fair value of the equity or liability instrument issued and amortized over the related service period. The Company adopted the guidance in SFAS 123(R) effective May 1, 2006. As such, the accompanying consolidated statement of operations for the fiscal year ended April 30, 2007 includes approximately $440,000 of compensation expense in the selling, general and administrative expense line item related to the fair value of options granted to employees and directors under the Company's stock-based employee compensation plans which is being amortized over the service period in the financial statements, as required by SFAS 123(R). These awards have been classified as equity instruments, and as such, a corresponding increase of $440,000 has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2007. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: Expected life is based on the Company's historical experience of option exercises relative to option contractual lives; Expected volatility is based on the historical volatility of the Company's share price; Expected dividend yield assumes the current dividend rate remains unchanged; Risk free interest rate approximates United States government debt rates at the time of option grants.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No.
109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure About Market Risk

The Company does not invest in market risk sensitive instruments. The Company's investments during the past fiscal year have consisted of overnight deposits with banks and commercial paper, which matures within ninety days. The average principal sum invested was approximately $13.4 million and the weighted average effective interest rate for these investments was approximately 4.7%. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no changes in our internal controls over financial reporting during the fiscal year ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2007                   2006
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 5.94      $ 4.61      $ 7.00     $ 3.90
Second Quarter       5.07        4.01        7.58       6.05
Third Quarter        4.80        4.04        6.75       4.65
Fourth Quarter       4.78        4.03        6.10       4.68


At April 30, 2007, there were approximately 7,000 shareholders.

The Company pays a dividend on its common stock, currently $0.06 per share per quarter. On May 30, 2007, the Board of Directors approved a $0.06 per share quarterly dividend payable on June 27, 2007 to shareholders of record as of June 13, 2007.
                              Page 5




               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2007 and 2006
         (In thousands, except share and per share amounts)




                                               2007       2006
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $14,138    $14,044
  Trade receivables, less allowance for
    doubtful accounts and sales returns
    of $300 in 2007 and 2006                   4,717      4,893
  Inventories:
    Raw materials                              1,497      1,506
    Work in process                               42         63
    Finished goods                               582        620
                                              ______     ______
                                               2,121      2,189

  Deferred income taxes                        1,149      1,365
  Note receivable                              1,537      1,537
  Other current assets                           231         80
                                              ______     ______
               Total current assets           23,893     24,108


Deferred income taxes                          1,123      1,176

Property and equipment:
  Machinery and equipment                     10,886     10,641
  Leasehold improvements                       2,103      2,028
                                              ______     ______
                                              12,989     12,669
  Less accumulated depreciation
  and amortization                            12,205     11,822
                                              ______     ______
               Net property and equipment        784        847


Other assets                                     105        105
                                              ______     ______
                                             $25,905    $26,236
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                           $ 1,597    $ 2,057
  Accrued liabilities                            976        653
                                              ______     ______
               Total current liabilities       2,573      2,710


Commitments and contingencies







Stockholders' equity:
  Common stock, par value $1.00 per share.
    Authorized 54,000,000 shares; issued
    and outstanding 8,687,755 in 2007
    and 8,487,396 in 2006                      8,688      8,487
  Additional paid-in capital                   5,796      4,906
  Retained earnings                            8,848     10,133
                                              ______     ______
               Total stockholders' equity     23,332     23,526

                                              ______     ______

                                             $25,905    $26,236
                                              ======     ======

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Earnings
             Years ended April 30, 2007, 2006 and 2005
             (In thousands, except per share amounts)



                                         2007     2006     2005
                                       _______  _______  _______

Revenues                              $ 38,404 $ 41,795 $ 65,684

Costs and expenses:
  Cost of sales                         29,410   29,458   49,816
  Engineering and development            1,243    1,136    1,300
  Selling, general and administrative    9,605    9,194   10,653
                                       _______  _______  _______
                                        40,258   39,788   61,769
                                       _______  _______  _______
Earnings (loss) from operations         (1,854)   2,007    3,915

Other income (expense):
  Interest income                          717      467      115
  Interest expense                          (5)     (12)     (21)
  Currency gain (loss)                      97      (65)      33
  Other income                           2,265    2,041       75
                                       _______  _______  _______
                                         3,074    2,431      202
                                       _______  _______  _______

Earnings before income tax
  expense (benefit)                      1,220    4,438    4,117

Income tax expense (benefit)               450    1,666   (2,598)
                                       _______  _______  _______
Net earnings                          $    770 $  2,772 $  6,715
                                       =======  =======  =======
Net earnings per common share:
  Basic                               $  0.09  $  0.33  $  0.78
                                       =======  =======  =======


  Diluted                             $  0.09  $  0.31  $  0.74
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.

              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2007, 2006 and 2005
                          (In thousands)

                                         2007     2006     2005
                                        ______    _____   ______

Cash flows from operating activities:
  Net earnings                        $    770 $  2,772 $  6,715
Adjustments to reconcile net earnings
    to net cash provided by
    operating activities:
     Depreciation and amortization         383      787    1,133
     Bad debt expense (recovery)            29      (67)      38
     Stock-based compensation expense      440        -        -
     Gain on sale of land                    -   (1,916)       -
     Deferred income tax expense
        (benefit)                          269    1,347   (3,165)
     Excess tax benefits from sale of
        common shares under stock
        option plan                       (113)     117      122
     Changes in assets and liabilities:
        Decrease in trade
        and other receivables              146    3,571      411
        Decrease in inventories             67      180      168
        Decrease (increase) in
        other current assets              (150)      50      (38)
        Increase in other assets             -      (51)      (4)
        Decrease in accounts payable      (460)    (471)  (1,334)
        Increase (decrease) in
        accrued liabilities                324     (785)    (208)
                                         _____    _____    _____
  Net cash provided by
   operating activities                  1,705    5,534    3,838
                                         _____    _____    _____
Cash flows from investing activities:
    Additions to property and
    equipment                             (320)    (480)    (316)
    Proceeds from sale of property and
    equipment                                -    1,253       13
                                         _____    _____    _____
Net cash provided by (used in)
    investing activities                  (320)     773     (303)
                                         _____    _____    _____

Cash flows from financing activities:
  Purchase and subsequent cancellation
   of shares of common stock                 -     (230)  (1,505)
  Proceeds from sale of common shares
   under stock option
   plan (including tax benefits)           651      459      445
  Excess tax benefits from sale of
   common shares under stock
   option plan                             113        -        -
  Dividends paid                        (2,055)  (1,773)       -
                                         _____    _____    _____
  Net cash used in financing activities (1,291)  (1,544)  (1,060)





                                         _____    _____    _____
Net increase in cash and cash
 equivalents                                94    4,763    2,475
Cash and cash equivalents at
 beginning of year                      14,044    9,281    6,806
                                         _____    _____    _____
Cash and cash equivalents at end
 of year                              $ 14,138 $ 14,044 $  9,281
                                         =====    =====    =====

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                          $      5  $    22  $    18
                                         =====     =====   =====
    Income taxes                      $    205  $   328  $   476
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.

               DATARAM CORPORATION AND SUBSIDIARIES
           Consolidated Statements of Stockholders' Equity
            Years ended April 30, 2007, 2006 and 2005
               (In thousands, except share amounts)
                                                           Total
                                      Additional           stock-
                              Common  paid-in   Retained  holders'
                              stock   capital   earnings  equity
                              ______  ________  ________  ________

Balance at April 30, 2004    $ 8,527  $  4,676 $ 3,201     $16,404

  Issuance of 146,485 shares
   under stock option plans,
   including income tax
   benefit of $122               146       421       -         567
  Purchase and subsequent
   cancellation of
   311,504 shares               (312)     (531)   (662)     (1,505)

  Net earnings                     -         -   6,715       6,715
                              ______   _______  ______     _______
Balance at April 30, 2005      8,361     4,566   9,254      22,181

  Issuance of 177,346 shares
   under stock option plans,
   including income tax
   benefit of $117               177       399       -         576
  Purchase and subsequent
   cancellation of
   51,450 shares                 (51)      (59)   (120)       (230)

  Net earnings                     -         -   2,772       2,772

  Dividends paid (1)               -         -  (1,773)     (1,773)

                              ______   _______  _______    _______
Balance at April 30, 2006      8,487     4,906   10,133     23,526

  Issuance of 200,359 shares
   under stock option plans,
   including income tax
   benefit of $113               201       450       -         651

  Net earnings                     -         -     770         770

  Stock-based compensation expense -       440       -         440

  Dividends paid (2)               -         -  (2,055)     (2,055)

                              ______   _______  _______    _______
Balance at April 30, 2007    $ 8,688  $  5,796  $ 8,848    $23,332
                              ======   =======  =======    =======
   (1) Dividends paid in the fiscal year ended April 30, 2006 totaled $0.21 per common share and were paid at the rate of $0.05 per common share in each of the first three fiscal quarters of the year and $0.06 per common share in the fourth quarter of the fiscal year.
   (2) Dividends paid in the fiscal year ended April 30, 2007 totaled $0.24 per common share and were paid quarterly at the rate of $0.06 per common share.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)


(1) Significant Accounting Policies

Description of Business

Dataram Corporation is a worldwide provider of server and workstation memory. The Company offers a specialized line of gigabyte-class memory for entry to enterprise-level servers and workstations as well as customized memory solutions for original equipment manufacturers.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

The Company has certain foreign subsidiaries which act only as sales offices and which are deemed to be essentially branches of the US company. The functional currency of these sales offices is considered to be the US dollar. Accordingly, any amounts denominated in a currency other than the US dollar are being recorded at the balance sheet rate of exchange and gains and losses arising from changes in foreign currency rates for those assets and liabilities are being reported in the consolidated statements of earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash, money market accounts and commercial paper purchased with maturities of three months or less when acquired.

Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Note Receivable

On December 29, 2005, the Company closed on an agreement entered into in fiscal 2003 to sell its undeveloped land. The purchase price was $3,075 of which half, or $1,537, was paid in the form of a note, that accrued interest, payable monthly at 5% per annum for a period of one year and 7.5% per annum thereafter. The note was secured by a mortgage. Of the remainder, $250 had been previously paid as deposits and $1,253, which was net of closing costs, was received in cash at closing. The note receivable is treated as a non-cash transaction in the 2006 Consolidated Statements of Cash Flows. Subsequent to the end of fiscal 2007, the note was paid in full and the mortgage released.


Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from three to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts.

Repair and maintenance costs are charged to operations as incurred.


Long-Lived Assets

Long-lived assets consist of property, plant and equipment. Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" provides a single accounting model for long-lived assets to be disposed of. SFAS No.144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair values of long-lived assets.

Revenue Recognition

Revenue Recognition- Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.


Product Development and Related Engineering

The Company expenses product development and related engineering costs as incurred. Engineering effort is directed to the development of new or improved products as well as ongoing support for existing products.

Income Taxes

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of SFAS No.
109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2007, amounts due from one customer totaled approximately 16% of accounts receivable.

In fiscal 2007, the Company had no sales to any one customer that accounted for 10% or more of revenues. In fiscal 2006, sales to one customer accounted for approximately 11% of revenues and in fiscal 2005, sales to a different customer accounted for approximately 33% of revenues.


Net Earnings Per Share

Net Earnings Per Share is presented in accordance with SFAS No. 128, "Earnings Per Share". Basic net earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share was calculated in a manner consistent with basic net earnings per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing basic and diluted net earnings per share.




                                   Year ended April 30, 2007
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $   770     8,572,000     $  .09
Effect of dilutive securities
-stock options                       -       232,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $  770     8,804,000     $  .09
                               =======     =========     ======


                                   Year ended April 30, 2006
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 2,772     8,447,000     $  .33

Effect of dilutive securities
-stock options                       -       374,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 2,772     8,821,000     $  .31
                               =======     =========     ======


                                   Year ended April 30, 2005
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________

Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $ 6,715     8,571,000     $  .78

Effect of dilutive securities
-stock options                       -       541,000          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $ 6,715     9,112,000     $  .74
                               =======     =========     ======


Diluted net earnings per common share does not include the effect of options to purchase 555,938 shares of common stock for the year ended April 30, 2007 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 391,880 shares of common stock for the year ended April 30, 2006 because they are anti-dilutive.

Diluted net earnings per common share does not include the effect of options to purchase 443,700 shares of common stock for the year ended April 30, 2005 because they are anti-dilutive.

Product Warranty

The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

                    Balance        Charges to                        Balance
                    Beginning      Costs and                           End
                    of Year        Expenses          Deductions      of Year
                    _________      _________          __________     ________
Year Ended
April 30, 2007      $  54              4              (4)            $  54


Year Ended
April 30, 2006      $  54             19             (19)            $  54


Year Ended
April 30, 2005      $  54              9              (9)            $  54



Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.



Stock-Based Compensation

At April 30, 2007, the Company has stock-based employee and director compensation plans, which are described more fully in Note 4. New shares of the Company's common stock are issued upon exercise of stock options.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R supersedes APB No. 25 and requires that such transactions be accounted for using a fair value-based method. SFAS 123R requires companies to recognize an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The Company implemented SFAS 123R effective May 1, 2006. To calculate the excess tax benefits available as of the date of adoption for use in offsetting future tax shortfalls, the Company followed the alternative transition method discussed in Financial Accounting Standards Board Staff Position No. 123(R)-3.

Prior to May 1, 2006, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), compensation cost for stock options was recognized using the intrinsic value method described in APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective May 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," ("SFAS 123R") and Securities and Exchange Commission Staff Accounting Bulletin No. 107. Under SFAS 123R, the fair value of options granted is amortized over the related service period. SFAS 123R was adopted using the modified prospective transition method; therefore, prior periods have not been restated. Compensation expense recognized in Fiscal 2007, includes compensation cost for all share-based payments granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123.
Compensation cost for any share-based payments granted subsequent to May 1, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

As a result of adopting SFAS 123R, our earnings before taxes and net earnings for the fiscal year ended April 30, 2007 are $440 and $258 lower, respectively, than if we had continued to account for stock-based compensation under APB 25. This resulted in a decrease in our reported basic and diluted net earnings per share of $.03. Compensation expense is recognized in the selling, general and administrative expenses line item of the accompanying consolidated statements of operations on a ratable basis over the vesting periods. We measure the fair value of stock options using the Black-Scholes option pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of $0.06 and risk-free interest rates ranging from 3.0% to 5.0%. Stock options are amortized over their applicable vesting period, which generally ranges from one to five years. These stock option grants have been classified as equity instruments, and as such, a corresponding increase of $440 has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2007. There were no capitalized stock-based compensation costs at April 30, 2006.

Prior to the adoption of SFAS 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123R requires excess tax benefits to be reported as a financing cash inflow.

The Company had $113 of excess tax benefits in Fiscal 2007. The Company had $117 of excess tax benefits in Fiscal 2006.

A summary of option activity under the plans for the fiscal year ended April 30, 2007 is as follows:

                               Weighted        Weighted average     Aggregate
                                average            remaining        intrinsic
                   Shares    exercise price    contractual life      value(1)
                 __________    __________        __________        __________
Balance
April 30, 2006    1,299,375       $4.78               3.65           $2,252

Granted             143,300       $4.70                 -                -
Exercised          (200,359)      $2.68                 -            $  363
Cancelled           (34,250)      $6.65                 -                -

Balance
April 30, 2007    1,208,066       $5.24               3.22           $  675

Exercisable
April 30, 2007    1,008,616       $5.34               2.78           $  672


(1) These amounts represent the difference between the exercise price and $4.22, the closing price of Dataram common stock on April 30, 2007 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding. For exercised options, intrinsic value represents the difference between the exercise price and the closing price of Dataram common stock on the date of exercise.

Total cash received from the exercise of options in fiscal 2007 was $538. During fiscal 2007, 146,100 options completed vesting. As of April 30, 2007, there was $243 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of one year. At April 30, 2007, an aggregate of 1,135,300 shares were authorized for future grant under the Company's stock option plans.

The following table illustrates the pro forma effect on net earnings and earnings per share for fiscal years 2006 and 2005 if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation:


                                      Years ended April 30


                                       2006                   2005
                                   -----------            -----------
Net earnings as reported          $      2,772           $      6,715

Deduct:  Total stock-based
 employee compensation expense
 determined under fair value
 method for all awards,
 net of tax                               (517)                   (97)
                                   -----------            -----------

Pro forma net earnings            $      2,255           $      6,618
                                   ===========            ===========


Basic and diluted net earnings
 per common share:
 Basic:
  As reported                    $         .33            $       .78
                                   ===========            ===========
  Pro forma under SFAS 123R      $         .27            $       .77
                                   ===========            ===========

 Diluted:
  As reported                    $         .31            $       .74
                                   ===========            ===========
  Pro forma under SFAS 123R      $         .26            $       .73
                                   ===========            ===========


The 2005 expense includes a pro forma tax benefit from the reversal of the valuation allowance on certain pro forma net operating losses from previous years.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  2007     2006(1)  2005(1)
                                                -------   -------  -------
Expected life (years)                              4.0       4.0      7.5
Expected volatility                                 67%       63%      52%
Expected dividend yield                            5.1%        -        -
Risk-free interest rate                            5.0%      5.0%     3.0%
Weighted average fair value of options
  granted during the year                       $ 2.00    $ 3.18   $ 3.22

   (1) Estimated values and assumptions used in the calculation of fair value prior to the adoption of SFAS 123R.

Expected life is based on the Company's historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company's share price. Expected dividend yield assumes the current dividend rate remains unchanged. Risk free interest rate approximates United States government debt rates at the time of option grants.


(2) Long-Term Debt

On June 21, 2004, the Company entered into a credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility were limited to 75% of eligible receivables, as defined in the agreement. The agreement provides for LIBOR rate loans and base rate loans at an interest rate no higher than the bank's base commercial lending rate. The Company is required to pay a fee equal to one-eighth of one percent per annum on the unused commitment. The agreement contains certain restrictive covenants, specifically a trailing twelve month profitability requirement, a current asset to current liabilities ratio, a total liabilities to tangible net worth ratio and certain other covenants, as defined in the agreement. The agreement was amended on April 4, 2005. The effect of the amendment was to increase the limit of the Company's combined open market stock repurchases and dividend payments to $2,500 per year from $1,000 per year without prior waiver.
The agreement was scheduled to expire on June 21, 2006. On June 20, 2006, the agreement was amended. The effect of the amendment was to extend the expiration date of the agreement to August 15, 2008 and remove the eligible accounts receivable limitation on advances under the facility. The amendment also modified the total liabilities to tangible net worth ratio covenant. The Company is in compliance with all covenants of the agreement and there were no borrowings against the credit line in fiscal 2007.



(3) Income Taxes

Income tax expense (benefit) for the years ended April 30 consists of the following:

                                          2007         2006         2005
                                         _____        _____        _____
Current:
     Federal                           $   113      $   117     $     82
     State                                  68          202          169
                                         _____        _____        _____

                                           181          319          251
                                         _____        _____        _____
Deferred:
     Federal                               274        1,238       (2,849)
     State                                  (5)         109            -
                                         _____        _____        _____
                                           269        1,347       (2,849)
                                         _____        _____        _____
Total income tax expense (benefit)     $   450      $ 1,666      $(2,598)
                                         =====        =====        =====

The actual income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the U. S. corporate tax rate of 35% to earnings before income taxes) as follows:

                                2007         2006         2005
                               _____        _____        _____

Computed "expected" tax
  expense                    $   427     $ 1,553       $ 1,441
State income taxes(net
  of Federal income tax
  benefit)                        41         147           112
Change in valuation
 allowance                         -           -        (2,569)
Utilization of net operating
 losses                            -           -        (1,217)
Other                            (18)        (34)         (365)
                               _____        _____        _____

                             $   450     $ 1,666      $ (2,598)
                               =====       =====         =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                            2007         2006
                                            ____         ____
Deferred tax assets:
  Compensated absences, principally due
   to accrual for financial reporting
   purposes                              $   111      $   114
  Stock-based compensation expense           163            -
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                         111          111
  Property and equipment, principally
   due to differences in depreciation         37          123
  Inventories                                100          111
  Foreign tax credit                          53           53
  Domestic net operating losses            1,692        1,640
  Alternative minimum tax                    382          389
                                           _____        _____
  Gross deferred tax assets                2,649        2,541

Deferred tax liabilities:
  Installment sale obligation, principally
   due to note receivable                   (377)          -
                                           _____        _____

  Gross deferred tax liabilities            (377)          -
                                           _____        _____

  Net deferred tax assets                $ 2,272      $ 2,541
                                           =====        =====


During fiscal 2005, the Company reversed the valuation allowance it had previously placed on its deferred tax assets since management concluded that it is more likely than not that such assets will be realized through future taxable income or certain tax planning strategies. The Company has U.S. net operating loss carryforwards of approximately $5,083 which can be used to offset income through 2023. The tax benefit of net operating loss carryforwards utilized in each of the three years ended April 30, 2007 is as follows:

                      Federal   State     Total

         2007         $1,056    $ -      $1,056

         2006         $1,901    $109     $2,010

         2005         $1,199    $104     $1,303

(4) Stock Option Plans

The Company has a 1992 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allowed granting of up to 2,850,000 shares, adjusted for stock splits, of the Company's common stock at an option price to be no less than the fair market value of the stock on the date such options are granted. Under option agreements granted under the plan, the holder of the option may purchase 20% of the common stock with respect to which the option has been granted on or after the first anniversary of the date of the grant and an additional 20% of such shares on or after each of the four succeeding anniversary dates. At April 30, 2007, 455,741 of the outstanding options are exercisable. No further options may be granted under this plan.

The Company also has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2007, 396,875 of the outstanding options are exercisable.

The status of the plans for the three years ended April 30,
2007, is as follows:
                                         Options Outstanding
                           ________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________


Balance April 30, 2004       1,366,200     $  1.708-24.250    $      4.463
   Granted                     120,500         6.500-6.750           6.729
   Exercised                  (153,450)        1.708-7.980           3.474
   Cancelled                   (78,400)       2.990-24.250          10.539
                             _________        ____________     ____________

Balance April 30, 2005       1,254,850        1.708-24.250           4.422
   Granted                     147,600         5.140-6.630           6.125
   Exercised                  (180,475)        1.708-4.833           2.923
   Cancelled                   (94,600)        2.990-7.980           5.835
                             _________        ____________     ____________

Balance April 30, 2006       1,127,375        1.708-24.250           4.767

   Granted                     103,300            4.700              4.700
   Exercised                  (200,359)        2.313-4.090           2.684
   Cancelled                   (18,250)       2.313-10.000           6.026
                             _________        ____________     ____________

Balance April 30, 2007       1,012,066     $  2.813-24.250     $     5.150
                             =========        ============      ==========


The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Of each option, 100% are exercisable one year after the date of grant. At April 30, 2007, 156,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2007, is as follows:


                                        Options Outstanding
                             ________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________


Balance April 30, 2004        120,000       $ 2.990-7.980        $      5.020
   Granted                     40,000            6.750                  6.750
   Exercised                  (16,000)        2.990-4.090               3.540
   Cancelled                        -                   -                   -
                             ________        ____________        ____________

Balance April 30, 2005        144,000         2.990-7.980               5.665
   Granted                     44,000         6.420-6.630               6.573
   Exercised                  (16,000)        2.990-4.090               3.540
   Cancelled                        -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2006        172,000         2.990-7.980               6.095

   Granted                     40,000            4.700                  4.700
   Exercised                        -                   -                   -
   Cancelled                  (16,000)        6.750-7.980               7.365
                             ________        ____________        ____________
Balance April 30, 2007        196,000       $ 2.990-7.980        $      5.965
                             ========        ============        ============

(5) Accrued Liabilities

Accrued liabilities consist of the following at April 30:


                                        2007      2006
                                      --------  --------
Payroll, including vacation           $    300  $    303
Severance costs                            310       106
Commissions                                180        84
Other                                      186       160
                                      --------  --------
                                      $    976  $    653
                                      ========  ========


(6) Commitments

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements.
Rent charged to operations pursuant to such operating leases amounted to approximately $725 in 2007, $769 in 2006 and $840 in 2005.


Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2007 are as follows:



                                Operating
                                  Leases
                               ________________
Year ending April 30:
2008                         $         490
2009                                   403
2010                                   411
2011                                   365
2012                                    34
Thereafter                               0
                                ________________
                              $      1,703
                                ================

Purchases

At April 30, 2007, the Company had open purchase orders outstanding totaling $2,184, primarily for inventory items to be delivered in the first quarter of fiscal 2008. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements.

Legal Proceedings

The Company is not involved in any claim or legal action, which in the opinion of management, would have a material effect on the Company's consolidated financial position, results of operations or liquidity.


(7) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 6 percent of the employee's eligible compensation, based on the employee's years of service. The Company's matching contributions aggregated approximately $236, $250 and $268 in 2007, 2006 and
2005, respectively.



(8) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues and total assets for 2007, 2006 and 2005 by geographic region is as follows:


                          United   Europe    Other*  Consolidated
                          States
                         _______  _______   ______   ____________
April 30, 2007
  Revenues             $  27,583 $  6,484   $ 4,337     $  38,404
  Total assets         $  25,428 $    464   $    13     $  25,905
  Long lived assets    $     784 $      0   $     0     $     784

April 30, 2006
  Revenues             $  29,321 $  9,151   $ 3,323     $  41,795
  Total assets         $  25,761 $    447   $    28     $  26,236
  Long lived assets    $     847 $      0   $     0     $     847

April 30, 2005
  Revenues             $  50,210 $  8,716   $ 6,758     $  65,684
  Total assets         $  25,866 $    281   $     0     $  26,147
  Long lived assets    $   2,028 $      0   $     0     $   2,028

*Principally Asia Pacific Region



(9) Quarterly Financial Data (Unaudited)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2007                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 9,305      $10,902      $ 9,366    $ 8,831
Gross profit                     2,405        2,577        1,862      2,151

Net earnings (loss)                (70)       1,446         (298)      (309)
Net earnings (loss) per
diluted common and common
equivalent share                  (.01)         .16         (.03)      (.04)

                                               Quarter Ended
                               ____________________________________________
Fiscal 2006                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $13,944      $ 9,858      $ 9,220    $ 8,773
Gross profit                     4,198        2,972        2,700      2,466
Net earnings                       931          353        1,405         83
Net earnings (loss) per
diluted common and common
equivalent share                   .11          .04          .16        .01



Earnings per share is calculated independently for each quarter and therefore may not equal the total for the year.

         REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS



The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2007 and 2006, and their results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the company changed the manner in which it accounts for share-based compensation in fiscal 2007.


/s/ J.H. Cohn LLP

Lawrenceville, New Jersey
July 3, 2007


The Board of Directors and Stockholders
Dataram Corporation:


We have audited the accompanying consolidated statements of earnings, stockholders' equity, and cash flows of Dataram Corporation and subsidiaries for the year ended April 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Dataram Corporation and subsidiaries for the year ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.




/s/ KPMG LLP

Short Hills, New Jersey
July 8, 2005

Selected Financial Data

(Not covered by Independent Registered Public Accounting Firms' Reports) (In thousands, except per share amounts)

Years Ended April 30,        2007       2006       2005       2004      2003
______________________       ____       ____       ____       ____      ____

Revenues                $  38,404   $ 41,795   $ 65,684  $  61,984  $ 53,529
Net earnings (loss)           770      2,772      6,715      2,271   (15,604)
Basic earnings (loss)
per share                     .09        .33        .78        .27     (1.84)
Diluted earnings (loss)
per share                     .09        .31        .74        .25     (1.84)
Current assets             23,893     24,108     23,435     19,004    15,619
Total assets               25,905     26,236     26,147     21,912    20,207
Current liabilities         2,573      2,710      3,966      5,508     6,186
Total stockholders'
equity                     23,332     23,526     22,181     16,404    14,021

Cash dividends paid         2,055      1,773          -          -         -



Performance Graph
(Not covered by Independent Registered Public Accounting Firms' Reports)

          COMPARISON OF THE FIVE-YEAR CUMULATIVE TOTAL RETURN*
      AMONG DATARAM CORPORATION, THE S&P 500 INDEX AND A PEER GROUP



[The chart is a three-line graph of dollars versus dates having the following data points:

                         4/02   4/03   4/04   4/05   4/06   4/07
                         ____   ____   ____   ____   ____   ____

        Dataram          100     34     95     58     82     63

        Peer Group**     100    111    112    135    213    187

        S&P 500          100     87    107    113    131    151



*$100 invested on 4/30/02 in stock or index including reinvestment of dividends. Fiscal year ending April 30.

**Standard Industrial Code Peer Group includes the following companies:
Ciprico, Inc.; Dataram Corp.; Dot Hill Systems Corp.; Iomega Corp.; Komag Inc.; Lasercard Corp.; MTI Technology Corp.; Netlist, Inc.; Network Engines, Inc.; Overland Storage, Inc.; Stec, Inc.; and Western Digital Corp.

DIRECTORS AND CORPORATE OFFICERS

Directors


Robert V. Tarantino
Chairman of the Board of Directors,
President and Chief Executive Officer
of Dataram Corporation


Thomas A. Majewski*
Principal, Walden Inc.

Bernard L. Riley*
Private Investor

Roger C. Cady*
Principal, Arcadia Associates

Rose Ann Giordano*
President, Thomis Partners

John H. Freeman*
Independent Consultant


*Member of audit committee


Corporate Officers

Robert V. Tarantino
President and Chief Executive Officer


Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

Tony Pawlik
Vice President of Sales

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.



Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550
609-799-0071


Auditors

J.H. COHN LLP
Lawrenceville, NJ


General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ


Transfer Agent and Registrar

American Stock Transfer and Trust Company
10150 Mallard Creek Drive
Suite 307
Charlotte, NC  28262


Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.


Annual Meeting

The annual meeting of shareholders
will be held on Thursday, September 27,
2007, at 2:00 p.m. at Dataram's
corporate headquarters at:
186 Princeton Road (Route 571)
West Windsor, NJ 08550


Form 10-K

A copy of the Company's Annual Report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ  08550





















Corporate Headquarters
Dataram Corporation
186 Princeton Road (Route 571)
West Windsor, NJ 08550
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com





     End of Document